FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 21, 2018

1.         DATE, TIME AND PLACE: on December 21, 2018, at 12:00pm, at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CHAIRMAN AND SECRETARY: Chairman: Mr. Jean-Charles Henri Naouri; Ad Hoc Secretary: Mrs. Aline Pacheco Pelucio.

3.         CALL NOTICE: Call waived due to the attendance of the totality of the members of the Company’s Board of Directors, in accordance to paragraph 2, Article 15 of its Bylaws and sole paragraph of Article 9 of the Board of Directors’ Internal Regulation.

4.         AGENDA: Analysis and resolution regarding strategic alternatives and implementation of such for the divestment of the Company in Via Varejo S.A., enrolled with CNPJ/MF under No. 33.041.260/0652-90.

5.         RESOLUTIONS: Whereas (a) the discussions and resolutions taken at the Company's Board of Directors Meeting dated November 23, 2016, in the sense that the Company should orient its management to adopt the necessary measures for the future sale of the equity interest held in Via Varejo, concentrating future human resources and capital efforts on its own core business; (b) Via Varejo initiated a series of measures and restructuring which had and still have the goal to align it with the most modern techniques of resource management and policies aiming to meet the demands of all its customers and potential consumers, placing it among the most advanced companies in its business segment1; (c) Via Varejo concluded on November 26, 2018, the migration process that allowed all the shares representing its capital stock to be traded in the segment of the highest governance of the Brazilian stock market, called Novo Mercado; and (d) the framework of the measures implemented by Via Varejo, summarily described, tend to result in a significant appreciation of the investment held by the Company; the Board members, after analyzing and assessing the support documents, in particular the draft referred to in item 5.1. below, unanimously and with no reservation resolved, and in accordance with the favorable recommendation of the Company´s Financial Committee:

5.1. To approve the execution of the Private Instrument of Derivatives Agreement and Other Covenants, to be entered into with a top-tier financial institution, with the purpose of entering into a Total Return Swap transaction (“TRS”), authorizing henceforth the sale of 50.000.000 (fifty million) common shares held by the Company in Via Varejo, corresponding to 3,86% of Via Varejo’s capital stock, be operationalized on December 27, 2018, on the trading environment of B3 S.A. – Brasil, Bolsa, Balcão, and authorizes the Company’s management to take all necessary measures for the implementation of such deliberation.

5.2. To instruct the Company’s management to actively pursuit the sale of the remainder part of the equity interest held in Via Varejo to a strategic investor. If the conditions so indicate, the same objective can be carried out though operations available in the capital market. The target to be pursued is to implement the divestiture until December 2019.

1 Among the several measures implemented and under implementation are: (i) the consolidation of offline and online sales channels, including the incorporation of the sales activities developed until then by its subsidiary CNova Comércio Eletrônico S..A, and the consequent use of modern tools with the aim of enhancing their “omnicanal” strategy; (ii) the expansion of marketplace activities, with the significant growth in the number of strategic partners; and (iii) the conclusion of other strategic partnerships that bring direct and indirect benefits to its clients in the short and medium term.

6.         CLOSING AND APPROVAL OF THE MINUTES: With no further business, these minutes were drawn up read, approved and signed by attendants to the meeting.

BOARD: Chairman: Mr. Jean-Charles Henri Naouri; Ad Hoc Secretary: Mrs. Aline Pacheco Pelucio. Presence of the totality of the members of the Board of Directors, namely: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

I hereby certify that these minutes are a faithful copy of the minutes drawn up in the Book of Minutes of the Board of Directors’ Meetings of the Company.

São Paulo, December 21, 2018.

Aline Pacheco Pelucio Ad Hoc Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 21, 2018	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.